Exhibit 99.1

NEWS RELEASE

TEEKAY LNG SIGNS CHARTER CONTRACTS WITH SHELL

FOR FIVE NEWBUILD LNG CARRIERS

December 4, 2014 –Subsidiaries of Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and a wholly owned company of Royal Dutch Shell plc (Shell) today announced that they have entered into time-charter contracts for five newbuild LNG carriers. The vessels will operate as part of Shell’s global LNG fleet under time-charters ranging in duration from six to eight years, plus extension options. Delivery of the vessels will start from the second half of 2017 into 2018.

The new time-charter contracts with Shell will be serviced by five 173,400 cubic meter MEGI (M-type, Electronically Controlled, Gas Injection) engine LNG newbuildings built by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea.

MEGI engines will be significantly more fuel-efficient and have lower emission levels than engines currently used in LNG shipping.

Dr. Grahaeme Henderson, Vice President of Shell Shipping & Maritime, commented: “We are pleased to have signed this deal with a leading company like Teekay LNG, further strengthening our relationship with them. The new tonnage will give Shell’s upstream and trading operations added flexibility in taking gas to market. We look forward to welcoming these cutting-edge MEGI engine vessels into our LNG fleet which is one of the largest and most technically advanced in the world.”

“This accretive transaction both builds on our strong existing relationship with Shell and represents another milestone for the adoption of fuel-efficient MEGI-propelled LNG carriers as Shell will be among the first of the energy majors to bring MEGI vessels into its fleet,” said Peter Evensen, Chief Executive Officer of Teekay GP LLC.

#######

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 47 LNG carriers (including one LNG regasification unit and 18 newbuildings), 30 LPG/Multigas carriers (including four in-chartered LPG carriers and nine newbuildings) and eight conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE:TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

- more -

About Shell Shipping & Maritime

Shell Shipping & Maritime is Shell’s centre for maritime expertise. Located within Shell’s integrated Trading and Supply business it provides commercial, ship management and technology services, along with assurance advice to internal and external customers. It is the world’s largest charterer of ships and operates 10 oil tankers and 44 LNG carriers - making Shell one of the largest LNG shipping operators in the world.

On any one day, Shell has an interest in around 350 ships and 1200 barges on the world’s oceans and rivers. It is involved in over 100,000 cargo transfers a year, with one loaded or discharged every five minutes into one of the 130 global ports and terminals in which it operates.

Shell Shipping & Maritime is also accountable for many of the safety aspects across Shell’s floating activities, including 35 mobile drilling rigs, over 350 supply boats, anchor handlers and tugs, Floating Oil Storage, Regasification Units and Single Buoy Moorings.

For Teekay LNG Investor Relations enquiries contact:

Ryan Hamilton

Tel: + 1 (604) 609-6442

Web site: www.teekaylng.com

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing of delivery of the Partnership’s newbuilding LNG carriers and commencement of their respective time-charters; expected duration of the five time-charter contracts with Shell; the impact of the transaction on the Partnership’s future cash flow accretion; expected fuel savings and emission reductions due to vessels being equipped with MEGI engines. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: shipyard construction delays; actual performance of the MEGI engines; cash flow and costs relating to the transaction; the potential early termination of the charter contracts; changes in production of LNG, either generally or in particular regions that would impact the expected future growth in the global LNG transportation and regasification markets; changes in trading patterns or timing of the start-up of new LNG liquefaction projects significantly impacting global LNG shipping requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. Teekay LNG expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -